Filed Pursuant to Rule 424(b)(5)

In connection with the securities offered from Registration Statement No. 333-133781 by means of this prospectus supplement, a filing fee of $15,504, calculated in accordance with Rules 456(b), 457(c) and 457(r), has been paid, $14,058 of which is being paid with the filing of this prospectus supplement and $1,446 of which was paid by offsetting, pursuant to Rule 457(p), a fee transmitted to the SEC in connection with securities that were previously registered pursuant to Registration Statement No. 333-110574 filed on November 18, 2003, and that were not sold thereunder.

PROSPECTUS SUPPLEMENT
(To prospectus dated May 3, 2006)

Up to 5,000,000 Shares of Common Stock

We have entered into a sales agreement with Cantor Fitzgerald & Co. relating to shares of our common stock offered by this prospectus supplement and the accompanying prospectus. In accordance with the terms of the sales agreement, we may offer and sell up to 5,000,000 shares of our common stock from time to time through Cantor Fitzgerald & Co., as our agent, as described in “Plan of Distribution.”

Our common stock is listed on the New York Stock Exchange under the symbol “NFI.” The last reported sale price of our common stock on the New York Stock Exchange on September 7, 2006 was $28.85 per share.

Sales of shares of our common stock, if any, under this prospectus supplement and the accompanying prospectus may be made in negotiated transactions or transactions that are deemed to be “at the market offerings” as defined in Rule 415 under the Securities Act of 1933, including sales made directly on the New York Stock Exchange or sales made to or through a market maker other than on an exchange.

Cantor Fitzgerald & Co. will be entitled to compensation equal to 2.25% of the gross sales price per share for any shares of our common stock sold under the sales agreement. In connection with the sale of the shares of common stock on our behalf, Cantor Fitzgerald & Co. may be deemed to be an “underwriter” within the meaning of the Securities Act of 1933, and the compensation of Cantor Fitzgerald & Co. may be deemed to be underwriting commissions or discounts.

Investing in our common stock involves risks. You should consider carefully the risk factors set forth on page 1 of the accompanying prospectus before investing.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Cantor Fitzgerald & Co.

The date of this prospectus supplement is September 8, 2006

PLAN OF DISTRIBUTION

Upon instructions from us, Cantor Fitzgerald & Co. will, unless it declines to accept the instructions for any reason, in its sole discretion, use its commercially reasonable efforts consistent with its sales and trading practices, to solicit offers to purchase shares of our common stock under the terms and subject to the conditions set forth in the sales agreement. Cantor Fitzgerald & Co.’s solicitation will continue until suspended or otherwise terminated in accordance with the terms of the sales agreement. We will instruct Cantor Fitzgerald & Co. as to the number of shares of common stock to be sold and the time period during which sales are to be made. We may instruct Cantor Fitzgerald & Co. not to sell shares of common stock if the sales cannot be effected at or above a price designated by us or not to sell more than a certain number of shares of common stock on any one day. We or Cantor Fitzgerald & Co. may suspend the offering of shares of common stock upon proper notice and subject to other conditions.

We will pay Cantor Fitzgerald & Co. commissions for its services in acting as agent in the sale of shares of common stock. Cantor Fitzgerald & Co. will be entitled to compensation equal to 2.25% of the gross sales price per share of any shares of common stock sold under the sales agreement. We estimate that the total expenses for the offering, excluding compensation payable to Cantor Fitzgerald & Co. under the terms of the sales agreement, will be approximately $200,000.

Settlement for sales of shares of common stock will occur on the third trading day following the date on which such sales are made, or on some other date that is agreed upon by us and Cantor Fitzgerald & Co. in connection with a particular transaction, in return for payment of the net proceeds to us. There is no arrangement for funds to be received in an escrow, trust or similar arrangement.

In connection with the sale of shares of common stock on our behalf, Cantor Fitzgerald & Co. may, and will with respect to sales effected in an “at the market offering,” be deemed to be an “underwriter” within the meaning of the Securities Act of 1933, and the compensation paid to Cantor Fitzgerald & Co. pursuant to the sales agreement may be deemed to be underwriting commissions or discounts. We have agreed to provide indemnification and contribution to Cantor Fitzgerald & Co., its directors, officers, partners, employees and agents, and each person, if any, who controls Cantor Fitzgerald & Co. against certain civil liabilities, including liabilities under the Securities Act of 1933. We have also agreed to reimburse Cantor Fitzgerald & Co. for other specified expenses.

The offering of our shares of common stock pursuant to the sales agreement will terminate upon the earlier of (1) the sale of all shares of common stock subject to the sales agreement by Cantor Fitzgerald & Co. or (2) termination of the sales agreement. The sales agreement may be terminated by us in our sole discretion at any time by giving Cantor Fitzgerald & Co. ten days notice. Cantor Fitzgerald & Co. may terminate the sales agreement under the circumstances specified in the sales agreement and in its sole discretion at any time following a period of three months from the date of the sales agreement by giving ten days notice to us.